Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

General Shareholders’ Meeting of Natuzzi S.p.A.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 28, 2011--

  APPROVED NATUZZI S.p.A. FINANCIAL STATEMENTS 2010
  APPOINTED BOARD OF DIRECTORS FOR THE YEARS 2011-2013

The Natuzzi S.p.A (NYSE:NTZ) Annual General Shareholders’ meeting, held today, has approved the Financial Statements of the Parent Company for the fiscal year ended on December 31, 2010 and also acknowledged the 2010 Consolidated Financial Statements.

As previously announced the Natuzzi Group reported, for the entire year 2010, Total Net Sales of € 518.6 million, up by 0.6% versus previous year, and a Net Group loss of €11.1 million, with a significant improvement as compared to 2009.

The General Shareholders Meeting has, moreover, appointed the new Board of Directors, for the period 2011-2013, composed of the following directors: Pasquale Natuzzi, Anna Maria Natuzzi, Antonia Isabella Perrone, Maurizia Iachino Leto di Priolo, Giuseppe Antonio D’Angelo, Giuseppe Desantis, Pietro Scott Iovane, Giuseppe Marino and Andrea Martinelli.

On May 2, 2011 the new Board of Directors will meet for the appointment of the Chairman and to resolve upon possible delegation of powers.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 518.6 million in 2010. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939 Giacomo Ventolone
gventolone@natuzzi.com
or
Tel.: + 39 080 8820676 Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	April 28, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi